Exhibit 99.12

LITHIUM AMERICAS CORP.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

(Expressed in US Dollars)

(Unaudited – Prepared by Management)

LITHIUM AMERICAS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars)

	September 30, 2017 $	December 31, 2016 $
CURRENT ASSETS
Cash and cash equivalents	73,208	8,056
Escrow deposit (Note 4)	833	833
Receivables, prepaids and deposits	1,298	979
Deferred financing costs	1,748	—
Inventories	1,177	531

	78,264	10,399

NON-CURRENT ASSETS
Restricted cash	150	150
Exploration and evaluation assets	1,901	1,447
Escrow deposit (Note 4)	833	1,667
Loan to Joint Venture (Note 4)	11,255	—
Investment in Joint Venture (Note 4)	7,981	13,136
Property, plant and equipment (Note 5)	18,078	18,502

	40,198	34,902

TOTAL ASSETS	118,462	45,301

CURRENT LIABILITIES
Accounts payable and accrued liabilities	4,285	1,637
Current portion of long-term borrowing	130	125
Obligation under finance leases	45	44

	4,460	1,806

LONG-TERM LIABILITIES
Long-term borrowing	735	833
Obligation under finance leases	34	69
Decommissioning provision	179	170

	948	1,072

TOTAL LIABILITIES	5,408	2,878

SHAREHOLDERS’ EQUITY
Share capital	195,643	108,670
Contributed surplus	19,342	11,948
Accumulated other comprehensive loss	1,585	(2,124)

Deficit	(103,516)	(76,071)

TOTAL SHAREHOLDERS’ EQUITY	113,054	42,423
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	118,462	45,301

Change in year-end (Note 2)

Subsequent event (Note 14)

Approved for issuance on November 13, 2017

On behalf of the Board of Directors:

“Gary Cohn”	Director	“George Ireland”	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LITHIUM AMERICAS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars, except per share amounts, shares in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,

	2017 $	2016 $	2017 $	2016 $
ORGANOCLAY SALES	1,059	452	3,838	620

COST OF SALES
Production costs	(1,416)	(628)	(4,295)	(1,045)
Depreciation	(159)	(127)	(705)	(187)

Total cost of sales	(1,575)	(755)	(5,000)	(1,232)

GROSS LOSS	(516)	(303)	(1,162)	(612)
EXPENSES
Exploration expenditures (Note 10)	(1,231)	(676)	(2,623)	(1,729)
Organoclay research and development	(110)	(101)	(318)	(330)
Other expenses	—	—	(369)	—
General and administrative (Note 8)	(2,762)	(1,180)	(5,334)	(3,858)
Share of income/(loss) in Joint Venture (Note 4)	776	(1,231)	(4,452)	(1,372)
Stock-based compensation (Note 6)	(7,139)	(463)	(9,729)	(2,307)

	(10,466)	(3,651)	(22,825)	(9,596)

OTHER ITEMS
Foreign exchange (loss)/gain	(2,347)	211	(4,157)	179
Convertible security accretion	—	—	—	(323)
Loss on sale of 50% interest in Minera Exar	—	—	—	(9,010)
Other income	570	20	699	507

	(1,777)	231	(3,458)	(8,647)

NET LOSS FOR THE PERIOD	(12,759)	(3,723)	(27,445)	(18,855)

OTHER COMPREHENSIVE INCOME/(LOSS) ITEMS THAT MAY BE RECLASSIFIED SUBSEQUENTLY TO NET LOSS
Reclassification of cumulative translation adjustment on sale of 50% interest in Minera Exar	—	—	—	15,093
Unrealized gain/(loss) on translation to reporting currency	2,212	(579)	3,709	(4,572)

	2,212	(579)	3,709	10,521

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	(10,547)	(4,302)	(23,736)	(8,335)

LOSS PER SHARE - BASIC AND DILUTED	(0.03)	(0.01)	(0.08)	(0.07)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - BASIC AND DILUTED	430,325	300,710	358,948	289,233

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LITHIUM AMERICAS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars and shares in thousands)

	Share capital
	Number of Shares	Amount $	Contributed surplus $	Accumulated other comprehensive loss $	Deficit $	Shareholders’ equity $
Authorized share capital:
Unlimited common shares without par value
Balance, December 31, 2016	301,866	108,670	11,948	(2,124)	(76,071)	42,423
Shares issued on exercise of stock options (Note 6)	3,557	1,438	(811)	—	—	627
Shares issued on exercise of warrants (Note 6)	6,717	4,604	(208)	—	—	4,396
Shares issued on conversion of restricted shares (Note 6)	2,563	1,545	(1,527)	—	—	18
Deferred share units issued (Note 6)	—	—	256	—	—	256
Restricted shares issued	—	—	97	—	—	97
Shares issued for equity financing (Note 6)	125,000	80,999	—	—	—	80,999
Share issuance costs (Note 6)	—	(1,755)	—	—	—	(1,755)
Shares issued on conversion of DSUs	205	142	(142)			—
Stock-based compensation	—	—	9,729	—	—	9,729
Net loss	—	—	—	—	(27,445)	(27,445)
Other comprehensive income	—	—	—	3,709	—	3,709
Balance, September 30, 2017	439,908	195,643	19,342	1,585	(103,516)	113,054

Balance, December 31, 2015	289,996	104,069	11,203	(12,048)	(51,619)	51,605
Shares issued for convertible security	1,978	541	—	—	—	541
Shares issued on exercise of stock options	5,628	1,929	(1,175)	—	—	754
Shares issued on exercise of warrants	2,034	1,256	(106)	—	—	1,150
Shares issued on conversion of restricted shares	1,813	701	(627)	—	—	74
Stock-based compensation	—	—	2,308	—	—	2,308
Net loss	—	—	—	—	(18,855)	(18,855)
Other comprehensive income	—	—	—	10,521	—	10,521
Balance, September 30, 2016	301,449	108,496	11,603	(1,527)	(70,474)	48,098

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LITHIUM AMERICAS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars)

	For the nine months ended September 30,
	2017 $	2016 $
OPERATING ACTIVITIES
Net loss for the period	(27,445)	(18,855)
Items not affecting cash:
Stock-based compensation	9,729	2,307
Depreciation	827	577
Foreign exchange loss/(gain)	4,157	(179)
Share of loss in Joint Venture (Note 4)	4,452	1,372
Convertible security accretion	—	323
Loss on sale of 50% interest in Minera Exar	—	8,369
Inventories write down	332	348
Other losses/(income)	322	(463)
Changes in non-cash working capital items:
Increase in receivables, prepaids and deposits	(581)	(291)
Increase in inventories	(364)	(629)
Increase/(decrease) in accounts payable and accrued liabilities	685	(485)

Net cash used in operating activities	(7,886)	(7,606)

INVESTING ACTIVITIES
Loans to Joint Venture (Note 4)	(11,000)	—
Contribution to Joint Venture (Note 4)	(238)	—
Additions to exploration and evaluation assets	(495)	(657)
Cash received from Joint Venture	—	14,754
Escrow deposit (Note 4)	833	(2,500)
Cash acquired from plan of arrangement	—	(93)
Additions to property, plant and equipment (Notes 5 and 12)	(750)	(228)

Net cash (used in)/provided by investing activities	(11,650)	11,276

FINANCING ACTIVITIES
Proceeds from stock options exercises	627	754
Proceeds from warrants exercises	4,396	1,150
Net proceeds from financings (Note 6)	79,325	3,484
Repayment of convertible security funding	—	(1,653)
Finance lease and long-term borrowing repayments	(126)	(119)

Net cash provided by financing activities	84,222	3,616

EFFECT OF FOREIGN EXCHANGE ON CASH	466	77

CHANGE IN CASH AND CASH EQUIVALENTS	65,152	7,363
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	8,056	2,646

CASH AND CASH EQUIVALENTS - END OF PERIOD	73,208	10,009

Supplemental disclosure with respect to cash flows (Note 12)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

1.	NATURE OF OPERATIONS

Lithium Americas Corp. (“Lithium Americas” or the “Company”) is a Canadian based resource company focused on advancing two significant lithium projects, the Cauchari-Olaroz project, located in Jujuy province of Argentina, and the Lithium Nevada project (formerly the Kings Valley project), located in north-western Nevada, USA, and on the manufacturing and sales of organoclay products.

The Company’s organoclay plant located in Fernley, Nevada, USA manufactures specialty organoclay products, derived from clays, for sale to the oil and gas and other sectors.

The Company’s head office and principal address is Suite 1100-355 Burrard Street, Vancouver, British Columbia, Canada, V6C 2G8. Effective August 11, 2017 the Company’s registered and records office is 2200-885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3E8.

To date, the Company has not generated significant revenues from operations and has relied on equity and other financings to fund operations. The underlying values of exploration and evaluation assets and investment in joint venture are entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the necessary financing to complete permitting, development, and to attain future profitable operations.

2.	BASIS OF PREPARATION AND PRESENTATION

The Company changed its fiscal year end from September 30 to December 31, effective 2016. The Company changed its year end in order to align it with the Joint Venture for reporting and planning purposes as well as to bring its financial reporting timetable in line with the other companies in the industry.

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. The condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the fifteen months ended December 31, 2016, which have been prepared in accordance with IFRS as issued by the IASB.

These condensed consolidated interim financial statements are expressed in US dollars, the Company’s presentation currency, and have been prepared on a historical cost basis. The Company has used the same accounting policies and methods of computation as in the annual consolidated financial statements for the fifteen months ended December 31, 2016.

3.	SIGNIFICANT ACCOUNTING POLICIES

Recent Accounting Pronouncements

Accounting standards and amendments issued but not yet adopted

IFRS 9, Financial Instruments (“IFRS 9”), addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments.

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2017

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting standards and amendments issued but not yet adopted (continued)

IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income (“OCI”) and fair value through profit and loss (“FVTPL”). There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39.

For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in OCI, for liabilities designated as FVTPL. The standard is effective for accounting periods beginning on or after January 1, 2018. The Company is still in the process of assessing the impact of the new standard but does not anticipate the adoption of this standard to have a material impact on the Company’s consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. IFRS 15 was issued in May 2014 by the IASB. Under IFRS 15, revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18, Revenue, and IAS 11, Construction Contracts, and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018. The Company is still in the process of assessing the impact of the new standard but does not expect the adoption of this standard to have a material impact on the timing or amounts of revenue recognized in its consolidated financial statements.

IFRS 16, Leases (“IFRS 16”), was issued in January 2016 by the IASB. According to the new standard, all leases will be on the statement of financial position of lessees, except those that meet the limited exception criteria. The standard is effective for annual periods beginning on or after January 1, 2019. The Company is currently evaluating the effect the standard will have on its consolidated financial statements.

Critical Accounting Estimates and Judgements

The preparation of these condensed consolidated interim financial statements in conformity with IFRS requires judgments, estimates, and assumptions that affect the amounts reported. Those estimates and assumptions concerning the future may differ from actual results. Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

In preparing these condensed consolidated interim financial statements, the Company makes judgements, estimates and assumptions concerning the future which may vary from actual results. The significant estimates and judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were substantially the same as those that applied to the consolidated financial statements as at and for the fifteen months ended December 31, 2016, except as follows:

The application of the Company’s accounting policy for exploration and evaluation assets requires judgement in assessing when the commercial viability and technical feasibility of the Cauchari-Olaroz project has been determined, at which point the asset is reclassified to property and equipment. In the judgement of the Company, the commercial viability and technical feasibility of the Cauchari-Olaroz project has been demonstrated effective July 1, 2017.

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2017

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

4.	INVESTMENT IN JOINT VENTURE

On March 28, 2016, the Company entered into an agreement with SQM to form a 50/50 Joint Venture on the Cauchari-Olaroz project in Jujuy, Argentina.

The Joint Venture is governed by a Shareholders Agreement which provides for (i) equal representation by the Company and SQM on its Management Committee, (ii) unanimous approval by the Company and SQM on budgets and timing of expenditures, (iii) the right to purchase a 50% share of production and (iv) buyout and termination provisions in the event that SQM chooses not to proceed with the project.

In May 2016, SQM and the Company also entered into an Escrow Agreement requiring the Company to deposit $2,500 of the $15,000 contribution (the “Escrow Amount”) into an escrow account. Subject to certain provisions, the Escrow Amount will be released to the Company over three years as follows: $833 was received in April 2017, $833 will be released on March 28, 2018, and $833 will be released on March 28, 2019. The Escrow Amount can be used to pay certain contingent liabilities of Minera Exar, if any arise, related to the actions prior to the Joint Venture formation. The Company has also provided a guarantee for up to $354 in transaction related costs in the event that such costs arise in the future.

Effective July 1, 2017, the Joint Venture’s Cauchari-Olaroz project entered the development phase. Accordingly, all costs directly attributable to the project are capitalized.

The changes in investment in the Joint Venture since initial contribution are as follows:

Initial contribution to Joint Venture – March 28,2016	$
50% of net asset value of Minera Exar	13,276
50% of contribution for Joint Venture project development	5,000
Total initial contribution	18,276
Share of loss of Joint Venture	(3,987)
Translation adjustment	(1,153)
Investment in Joint Venture – December 31, 2016	13,136
Share of loss of Joint Venture – for the nine months ended September 30, 2017	(4,452)
Translation adjustment – for the nine months ended September 30, 2017	(858)
Contribution to Joint Venture by LAC	283
Elimination of unrealized interest on loans to Joint Venture	(128)
Investment in Joint Venture – September 30, 2017	7,981

During the nine months ended September 30, 2017, the Company entered into two loan agreements and advanced $11,000 to Minera Exar. The rate of interest on the first loan with a principal amount of $5,000 is 12-month LIBOR plus 3% and is calculated on the basis of a 360-day year. The maturity date of the first loan is two years following the drawdown date. The rate of interest on the second loan with a principal amount of $6,000 is 12-month LIBOR plus 10% and is calculated on the basis of a 360-day year. The maturity date of the second loan is fifteen years following the drawdown date. The interest on both loans is accrued on a non–compounding basis. The loans will be used by Minera Exar for mining exploration or mining construction and development purposes.

In October 2017, the Company made an irrevocable capital contribution, proportionate to its 50% interest in the Joint Venture, for future capital increases in Minera Exar in an amount of $13,300 to develop, explore, and operate the Cauchari-Olaroz project.

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2017

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

4.	INVESTMENT IN JOINT VENTURE (continued)

JEMSE Arrangement

The Joint Venture has granted a right to Jujuy Energia y Mineria Sociedad del Estado (“JEMSE”), a mining investment company owned by the government of Jujuy Province in Argentina, to acquire an 8.5% equity interest in Minera Exar for one US dollar and provide management services as required to develop the project.

If it exercises its right, JEMSE will be required to provide its pro rata (8.5%) share of the financing requirements for the construction of the Cauchari-Olaroz project. These funds will be loaned to JEMSE by the shareholders of Minera Exar and will be repayable out of one-third of the dividends to be received by JEMSE over future years from the project. The distribution of dividends to JEMSE and other shareholders in the project will only commence once all commitments related to the project and its financing have been met.

5.	PROPERTY, PLANT AND EQUIPMENT

	Land $	Buildings $	Equipment and machinery $	Organoclay plant $	Other $	Total $
Cost
As at September 30,2015	371	1,957	5,068	11,149	356	18,901
Additions	15	184	88	346	70	703
Disposition	—	—	—	—	(29)	(29)
Contribution to Joint Venture	—	—	—	—	(12)	(12)
Foreign exchange	—	—	—	—	(3)	(3)
As at December 31, 2016	386	2,141	5,156	11,495	382	19,560
Additions	—	2	558	—	212	772
Write downs	—	—	(399)	—	—	(399)
As at September 30, 2017	386	2,143	5,315	11,495	594	19,933

	Land $	Buildings $	Equipment and machinery $	Organoclay plant $	Other $	Total $
Accumulated depreciation
As at September 30, 2015	—	—	112	—	76	188
Depreciation for the year	—	76	335	431	52	894
Disposition	—	—	—	—	(20)	(20)
Contribution to Joint Venture	—	—	—	—	(4)	(4)
As at December 31, 2016	—	76	447	431	104	1,058
Depreciation for the period	—	80	269	431	47	827
Write downs	—	—	(30)	—	—	(30)
As at September 30, 2017	—	156	686	862	151	1,855

	Land $	Buildings $	Equipment and machinery $	Organoclay plant $	Other $	Total $
Net book value
As at December 31, 2016	386	2,065	4,709	11,064	278	18,502
As at September 30, 2017	386	1,987	4,629	10,633	443	18,078

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2017

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

6.	ISSUED CAPITAL, EQUITY COMPENSATION AND WARRANTS

Ganfeng Investment Agreement

During the nine months ended September 30, 2017, the Company completed the closing of the investment agreement (the “Ganfeng Investment Agreement”) with GFL International Co., Ltd. (“Ganfeng”) for funding to advance the construction of the Cauchari-Olaroz lithium project in Jujuy, Argentina.

Pursuant to the Investment Agreement:

•	The Company issued to Ganfeng 75,000 common shares at a price of CDN$0.85 per share, for an aggregate cash subscription of CDN$63,750 ($47,460).

•

Ganfeng will provide to Lithium Americas a $125,000 project debt facility to be used to fund a portion of Lithium Americas’ share of Cauchari-Olaroz construction costs. The project debt facility has a term of six years, with an interest rate of 8.0% for the first three years that increases to 8.5% in year four, 9.0% in year five and 9.5% in year six;

•

Ganfeng and the Company have agreed to terms for an offtake entitlement in favour of Ganfeng for the purchase of up to 80% of Lithium Americas’ share of Cauchari-Olaroz Stage 1 lithium carbonate production at market prices;

•	Ganfeng is entitled to one nominee on Lithium Americas’ board of directors and anti-dilution protection to maintain its proportionate interest in Lithium Americas for a two-year term.

Bangchak Investment Agreement

During the nine months ended September 30, 2017, the Company completed the closing of the investment agreement (the “Bangchak Investment Agreement”) with The Bangchak Petroleum Public Company Limited (“Bangchak”) through its wholly-owned subsidiary, BCP Innovation Pte Ltd (“BCPI”) for funding to advance the construction of the Cauchari-Olaroz lithium project in Jujuy, Argentina.

Pursuant to the Investment Agreement:

•	The Company issued to BCPI 50,000 common shares at price of CDN$0.85 per share for an aggregate cash subscription of CDN$42,500 ($33,539).

•

BCPI will provide to Lithium Americas an $80,000 project debt facility to be used to fund a portion of Lithium Americas’ share of Cauchari-Olaroz construction costs. The project debt facility has a term of six years, with an interest rate of 8.0% for the first three years that increases to 8.5% in year four, 9.0% in year five and 9.5% in year six;

•

BCPI and the Company have agreed to terms for an offtake entitlement in favour of BCPI for the purchase of up to 20% of Lithium Americas’ share of Cauchari-Olaroz Stage 1 lithium carbonate production at market prices;

•	BCPI is entitled to one nominee on Lithium Americas’ board of directors and anti-dilution protection to maintain its proportionate interest in Lithium Americas for a two-year term.

Financing costs of $1,755, related to the equity portion of the Ganfeng and Bangchak financings, were recorded as share issuance costs. $81 of these costs are included in accounts payable and accrued liabilities on September 30, 2017. Financing costs of $1,748, related to the debt portion of the Ganfeng and Bangchak financings, are deferred and included in receivables, prepaids, and deposits and will be amortized over the terms of the loans. $1,517 of these costs are included in accounts payable and accrued liabilities on September 30, 2017.

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2017

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

6.	ISSUED CAPITAL, EQUITY COMPENSATION AND WARRANTS (continued)

Equity Incentive Plan

The Company has an equity incentive plan (“Plan”) in accordance with the policies of the TSX whereby, from time to time, at the discretion of the Board of Directors, eligible directors, officers, employees and consultants are: (1) granted incentive stock options exercisable to purchase common shares (“Stock Options”); (2) awarded restricted share rights (“RSs”) that convert automatically into common shares upon vesting; and (3) for eligible directors, awarded deferred share units (“DSUs”) which the directors are entitled to redeem for common shares upon retirement or termination from the Board. Under the Plan, common shares reserved for issuance of Stock Options, RSs and DSUs shall not exceed 10% of the outstanding shares from time to time. The exercise price of each stock option is based on the fair market price of the Company’s common shares at the time of the grant. The options can be granted for a maximum term of five years.

Restricted Shares

During the nine months ended September 30, 2017, the Company granted approximately 7,845 RSs to its directors, executive officers, and employees. The total estimated fair value of the RSs was $7,812 based on the market value of the Company’s shares on the grant date. The fair value of RS is being recorded as a share-based payments expense and charged to operating expenses over the vesting periods.

During the nine months ended September 30, 2017, the fair value of RSs of $6,713 (nine months ended September 30, 2016 - $1,367) was recorded as a share-based payments expense and charged to operating expenses.

A summary of changes to restricted shares is as follows:

	Number of RSs (in 000’s)	FMV Price per share, (CDN$)
Balance, RSs September 30, 2015	—	—
Granted	3,247	0.47
Granted	350	0.75
Granted	100	0.73
Granted	350	0.96
Granted	320	0.74
Converted into common shares	(1,613)	(0.47)
Converted into common shares	(200)	(0.75)
Converted into common shares	(100)	(0.73)
Balance, RSs December 31, 2016	2,454	0.56

Granted	2,825	0.91
Granted	900	1.00
Granted	134	0.92
Granted	3,986	1.61
Converted into common shares	(600)	(0.47)
Converted into common shares	(1,143)	(0.91)
Converted into common shares	(150)	(0.75)
Converted into common shares	(320)	(0.76)
Converted into common shares	(350)	(0.96)
Balance, RSs September 30, 2017	7,736	1.24

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2017

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

6.	ISSUED CAPITAL, EQUITY COMPENSATION AND WARRANTS (continued)

Deferred Share Units

During the nine-month period ended September 30, 2017, the Company awarded 365 DSU’s in connection with fees payable to independent directors of the Company and 205 DSUs were converted into common shares.

As at September 30, 2017, the Company had 206 DSUs outstanding.

Stock Options

On April 4, 2017, the Company granted 4,175 stock options at the exercise price of CDN$0.98 per option to its directors, executive officers, and employees. The expiry date of the stock options is April 4, 2022. The fair value of the stock options was estimated at CDN$0.42 per option for a total of CDN$1,754 which will be expensed over the 18-month vesting period. The fair value of stock options was estimated on the date of grant using the Black-Scholes Option pricing model with the following assumptions: risk-free rate of 0.7%, estimated volatility 73%, expected life of three years, share price on the grant date of CDN$0.91, and expected dividend yield of 0%. Annualized volatility was determined solely based on historical volatility.

On April 4, 2017, the Company also granted 1,000 stock options at the exercise price of CDN$0.98 per option to two of its executive officers. The expiry date of the stock options is April 4, 2022. The fair value of the stock options was estimated at CDN$0.42 per option for a total of CDN$420 which will be expensed over the 18-month vesting period. The fair value of stock options was estimated on the date of grant using the Black-Scholes Option pricing model with the following assumptions: risk-free rate of 0.7%, estimated volatility 73%, expected life of three years, share price on the grant date of CDN$0.91, and expected dividend yield of 0%. Annualized volatility was determined solely based on historical volatility. 500 of the options granted on April 4, 2017, are subject to an 18-months vesting period starting on the closing of the Ganfeng and Bangchak Investment Agreements. The remaining 500 of these options are subject to an 18-month vesting period starting on the first drawdown of debt under the Ganfeng and Bangchak Investment Agreements.

On May 16, 2017, the Company granted 500 stock options at the exercise price of CDN$1.00 per option to a director and officer. The expiry date of these stock options is May 16, 2022. The fair value of the stock options was estimated at CDN$0.47 per option for a total of CDN$235 which will be expensed over the 18-month vesting period. The fair value of stock options was estimated on the date of grant using the Black-Scholes Option pricing model with the following assumptions: risk-free rate of 0.7%, estimated volatility 72%, expected life of three years, share price on the grant date of CDN$1.00, and expected dividend yield of 0%. Annualized volatility was determined solely based on historical volatility.

On September 14, 2017, the Company granted 9,300 stock options at the exercise price of CDN$1.61 per option to its directors and officers. The expiry date of the stock options is September 14, 2022. The fair value of the stock options was estimated at CDN$0.75 per option for a total of CDN$6,975 which will be expensed over the 18-month vesting period. The fair value of stock options was estimated on the date of grant using the Black-Scholes Option pricing model with the following assumptions: risk-free rate of 1.6%, estimated volatility 69%, expected life of three years, share price on the grant date of CDN$1.61, and expected dividend yield of 0%. Annualized volatility was determined solely based on historical volatility.

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2017

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

6.	ISSUED CAPITAL, EQUITY COMPENSATION AND WARRANTS (continued)

Equity Incentive Plan (continued)

Stock Options

Stock options outstanding and exercisable as at September 30, 2017, are as follows:

Number of Options Outstanding (in 000’s)	Number of Options Exercisable (in 000’s)	Exercise Price CDN$	Expiry Date
450	450	0.27	October 21, 2018
1,105	1,105	0.38	April 19, 2019
275	275	0.49	July 16, 2019
3,708	3,708	0.29	July 16, 2019
500	500	0.69	August 15, 2019
533	533	0.34	February 12, 2020
1,213	1,213	0.30	October 5, 2020
3,563	3,563	0.47	March 30, 2021
500	375	0.75	May 1, 2021
500	375	0.96	August 11, 2021
260	195	0.91	August 30, 2021
3,875	969	0.98	April 4, 2022
1,000	500	0.98	April 4, 2022
500	125	1.00	May 16, 2022
9,300	2,325	1.61	September 14, 2022
27,282	16,211

A summary of changes to stock options outstanding is as follows:

	Number of Options (in 000’s)	Weighted Average Exercise Price, (CDN$)
Balance, outstanding September 30, 2015	17,331	0.43
Expired	(1,450)	(1.23)
Forfeited	(116)	(0.45)
Exercised	(8,011)	(0.35)
Granted	9,365	0.46
Balance, outstanding December 31, 2016	17,119	0.43

Forfeited	(362)	(0.76)
Exercised	(4,450)	(0.41)
Granted	14,975	1.37
Balance, outstanding September 30, 2017	27,282	0.94

During the nine-month period ended September 30, 2017, 2,453 options were exercised under the cashless exercise provision of the Company’s stock option plan, resulting in the issuance of 1,560 common shares of the Company.

Stock-based compensation expense related to stock options of $3,016 (nine months ended September 30, 2016 - $940) was charged to operations and credited to contributed surplus to reflect the fair value of stock options vested during the period ended September 30, 2017. At September 30, 2017, $1,535 of the fair value of stock options previously granted but not yet vested remains to be expensed in fiscal 2017, $2,952 in fiscal 2018, and $11 in fiscal 2019. At December 31, 2016, $317 of the fair value of stock options previously granted but not yet vested remained to be expensed in fiscal 2017, and $5 in fiscal 2018. The weighted-average fair market share price on the date of the stock options exercised was CDN$1.12.

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2017

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

6.	ISSUED CAPITAL, EQUITY COMPENSATION AND WARRANTS (continued)

Equity Incentive Plan (continued)

Warrants

A summary of the changes in the number of the Company’s share purchase warrants is as follows:

	Number of Warrants (in ‘000’s)	Weighted Average Exercise Price (CDN$)	Expiry Date
Balance, September 30, 2015	17,777	0.81
Exercised	(371)	0.58	May 16, 2016
Exercised	(1,344)	0.75	May 16, 2016
Exercised	(215)	0.90	June 9, 2017
Exercised	(25)	0.70	June 9, 2017
Exercised	(79)	0.48	August 28, 2016
Expired	(6,409)	(0.75)	May 16, 2016
Balance, December 31, 2016	9,334	0.87

Exercised	(717)	0.70	June 9, 2017
Exercised	(4,594)	0.90	June 9, 2017
Exercised	(1,406)	0.85	May 19, 2018
Expired	(898)	0.90	June 9, 2017
Balance, September 30, 2017	1,719	0.85

Subsequent to September 30, 2017, all outstanding warrants of the Company were exercised for the purchase of common shares.

7.	RELATED PARTY TRANSACTIONS

Up to August 14, 2017, the Company paid its non-executive directors a base annual fee of $35 per year and an additional $5 per year to a Committee Chair, $10 to the Company’s Audit Committee Chair, and $25 to the Company’s Board Chair. In addition, the Company paid $1 per meeting in cash for Board meetings in excess of six meetings per year.

Effective August 14, 2017, the Company revised the remuneration of its non-executive directors to a base annual fee of $80 per year and an additional $18 per year to the Company’s Audit Committee Chair, $13 to the Company’s other Committee Chairs, and $40 to the Company’s Board Chair. In addition, the Company will pay $1 per meeting in cash for Board meetings in excess of six meeting per year. The fees will be settled through a combination of cash and the issuance of DSUs with each board member obligated to receive a minimum of 50% and a maximum of 100% of all such compensation in DSUs.

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2017

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

7.	RELATED PARTY TRANSACTIONS (continued)

The remuneration of directors and members of the executive management team included:

	For the nine months ended September 30,
	2017	2016
	$	$
Stock-based compensation	1,612	503
Bonuses – stock-based compensation	5,847	1,206
Bonuses – cash payments	1,425	—
Salaries, benefits and directors fees included in general and administrative expenses	1,244	1,169
Salaries and benefits included in exploration expenditures	290	242
Salaries allocated to investment in Joint Venture	75	—
	10,493	3,120

	As at September 30,	As at December 31,
	2017	2016
	$	$
Total due to directors and executive team	804	411

There were no contractual or other commitments arising from the related party transactions. The amounts due to related parties are unsecured, non-interest bearing and generally have no specific terms of payment.

8.	GENERAL AND ADMINISTRATIVE EXPENSES

The following table summarizes the Company’s general and administrative expenses during the periods ended September 30, 2017 and 2016:

	For the nine months ended September 30,
	2017	2016
	$	$
Investor relations	55	146
Marketing	411	513
Office and administration	498	464
Professional fees	571	420
Regulatory and filing fees	109	89
Salaries, benefits and directors fees	3,093	1,620
Travel and conferences	565	251
Transaction costs	—	333
Depreciation	32	22
	5,334	3,858

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2017

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

9.	COMMITMENTS

As at September 30, 2017, the Company had the following commitments that have not been disclosed elsewhere in these condensed consolidated interim financial statements:

	Not later than 1 year $	Later than 1 year and not later than 5 years $	Later than 5 years $	Total $
Rent of office spaces	274	378	—	652

10.	EXPLORATION EXPENDITURES

The following tables summarize the Company’s exploration expenditures during the nine-month periods ended September 30, 2017 and 2016:

	For the nine months ended September 30, 2017
	Lithium Nevada	Cauchari-Olaroz¹	Total
	$	$	$
Drilling	609	—	609
Engineering	14	—	14
Environmental	89	—	89
Geological and consulting	1,152	428	1,580
Field supplies, other services, and taxes	204	43	247
Lithium demo plant equipment depreciation	84	—	84
Total exploration expenditures	2,152	471	2,623

[1]

Expenditures related to the Cauchari-Olaroz project incurred directly by the Company. Starting from July 1, 2017, construction costs related to the Cauchari-Olaroz project are capitalized into Investment in Joint Venture.

	For the nine months ended September 30, 2016
	Lithium Nevada	Cauchari-Olaroz¹	Total
	$	$	$
Engineering	81	34	115
Environmental	47	—	47
Geological and consulting	937	153	1,090
Field supplies, other services, and taxes	114	279	393
Lithium demo plant equipment depreciation	84	—	84
Total exploration expenditures	1,263	466	1,729

[1]	Exploration expenditures prior to the formation of the Joint Venture.

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2017

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

11.	SEGMENTED INFORMATION

The Company operates in three operating segments and four geographical areas. The Organoclay project is in the production stage, the Lithium Nevada project is in the exploration stage, and the Cauchari-Olaroz project is in the development stage.

The Company’s reportable segments are summarized in the following tables:

	Organoclay $	Lithium Nevada $	Cauchari- Olaroz $	Corporate $	Total $
As at September 30, 2017
Property, plant and equipment	17,001	1,044	—	33	18,078
Exploration and evaluation assets	—	1,901	—	—	1,901
Total assets	19,484	3,219	7,981	87,778	118,462
Total liabilities	(1,677)	(645)	—	(3,086)	(5,408)
For the three months ended September 30, 2017
Capital expenditures	411	74	—	3	488
Sales	1,059	—	—	—	1,059
Net loss	502	1,619	(776)	11,414	12,759
Exploration expenditures	—	1,231	—	—	1,231
Organoclay research and development	110	—	—	—	110

For the nine months ended September 30, 2017
Capital expenditures	634	123	—	15	772
Sales	3,838	—	—	—	3,838
Net loss	2,187	3,103	4,452	17,703	27,445
Exploration expenditures	—	2,152	471	—	2,623
Organoclay research and development	318	—	—	—	318

For the three months ended September 30, 2016
Capital expenditures	—	—	—	31	31
Sales	452	—	—	—	452
Net loss	603	766	1,231	1,123	3,723
Exploration expenditures	—	676	—	—	676
Organoclay research and development	101	—	—	—	101

For the nine months ended September 30, 2016
Capital expenditures	248	—	—	31	279
Sales	620	—	—	—	620
Net loss	1,583	1,866	2,026	13,380	18,855
Exploration expenditures	—	1,263	466	—	1,729
Organoclay research and development	330	—	—	—	330

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2017

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

11.	SEGMENTED INFORMATION (continued)

	Organoclay $	Lithium Nevada $	Cauchari- Olaroz $	Corporate $	Total $
As at December 31, 2016
Property, plant and equipment	17,450	1,033	—	19	18,502
Exploration and evaluation assets	—	1,447	—	—	1,447
Total assets	18,585	3,056	13,136	10,524	45,301
Total liabilities	(1,513)	(291)	—	(1,074)	(2,878)

The Company’s total assets are located in the following geographical areas:

	Canada $	United States $	Germany $	Argentina $	Total $
Non-current assets[1]
As at September 30, 2017	33	19,312	784	7,981	28,110
As at December 31, 2016	19	19,212	868	13,136	33,235
Revenue
For the three months ended September 30, 2017	—	1,059	—	—	1,059
For the three months ended September 30, 2016	—	452	—	—	452
Revenue
For the nine months ended September 30, 2017	—	3,838	—	—	3,838
For the nine months ended September 30, 2016	—	620	—	—	620

[1]	Non-current assets attributed to geographical locations exclude deferred income tax assets and financial and other assets.

12.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Supplementary disclosure of the Company’s non-cash transactions is provided in the table below:

	For the nine months ended Sept 30,
	2017 $	2016 $
Accounts payable related to property, plant and equipment	25	—
Accounts payable related to inventories	545	161
Accounts payable related to financings	1,598	175
Deferred financings costs	1,517	—
RSs and DSUs granted in lieu of deferred salaries and directors’ fees	353	80

Interest/finance charges paid	40	46
Income taxes paid	—	—

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2017

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

13.	FINANCIAL INSTRUMENTS

Financial instruments recorded at fair value on the condensed consolidated interim statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

Level 3 – Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value. The Company did not have any financial instruments measured at fair value on the condensed consolidated interim statement of financial position.

The Company may be exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives. The Company manages risks to minimize potential losses. The main objective of the Company’s risk management process is to ensure that the risks are properly identified and that the capital base is adequate in relation to those risks. The principal risks to which the Company is exposed are described below.

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, escrow deposit, receivables, and loans to the Joint Venture. The Company’s maximum exposure to credit risk for cash and cash equivalents, and escrow deposit is the amount disclosed in the condensed consolidated interim statements of financial position. The Company limits its exposure to credit loss by placing its cash and cash equivalents with major financial institutions and invests only in short-term obligations that are guaranteed by the Canadian government or by Canadian and US chartered banks.

Included in the receivables, prepaids and deposits are credit sales receivables of $778. Management’s assessment of recoverability involves judgments regarding the probable outcomes of claimed deductions and/or disputes. The provisions made to date may be subject to change.

The Company’s receivables, prepaids and deposits include an $84 bank deposit for the Company’s secured credit cards and other miscellaneous receivables that are subject to normal industry credit risk.

Management believes that the credit risk concentration with respect to financial instruments included in cash and cash equivalents and receivables is minimal.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to evaluate current and expected liquidity requirements under both normal and stressed conditions to ensure that it maintains sufficient reserves of cash and cash equivalents to meet its liquidity requirements in the short and long term. As the industry in which the Company operates is very capital intensive, the majority of the Company’s spending is related to its capital programs. The Company prepares annual budgets, which are regularly monitored and updated as considered necessary.

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2017

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

13.	FINANCIAL INSTRUMENTS (continued)

Liquidity Risk (continued)

As at September 30, 2017, the Company had a cash and cash equivalents balance of $73,208 (December 31, 2016 - $8,056) to settle current liabilities of $4,460 (December 31, 2016 - $1,806).

The following table summarizes the maturities of the Company’s financial liabilities on an undiscounted basis:

	Years ending December 31,
	2017 $	2018 $	2019 and later $	Total $
Accounts payable and accrued liabilities	4,285	—	—	4,285
Long-term borrowing¹	43	172	790	1,005
Obligation under finance leases¹	12	48	24	84
Total	4,340	220	814	5,374

[1]	Long-term borrowing and obligation under capital leases include principal and interest/finance charges.

Market Risk

Market risk incorporates a range of risks. Movement in risk factors, such as market price risk and currency risk, affect the fair values of financial assets and liabilities. The Company is exposed to these risks as the ability of the Company to develop or market its property and the future profitability of the Company are related to the market price of certain minerals.

Foreign Currency Risk

The Company’s operations in foreign countries are subject to currency fluctuations and such fluctuations may affect the

Company’s financial results. The Company reports its financial results in United States dollars and incurs expenditures in Canadian dollars (“CDN$”), US dollars (“US$”), Euros (“€”), and Argentinian pesos (“ARS”) with the majority of the expenditures being incurred in US$ by the Company’s subsidiaries. As at September 30, 2017, $67,426 of the

Company’s $73,208 in cash and cash equivalents was held in US$.

14.	SUBSEQUENT EVENT

On November 3, 2017, the Company announced that it has applied to list its common shares on the NYSE American stock exchange. In connection with the planned U.S. listing, and as previously authorized by its shareholders, the Company effected a consolidation of its outstanding common shares on the basis of one new common share for every five outstanding common shares. The consolidation took effect on November 8, 2017.